Exhibit 99
AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G (Amendment No. 1)

The undersigned hereby agree as follows:
     (i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such
Schedule 13G/A is filed on behalf of each of them; and
     (ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 13, 2017

Clearway Capital Management Ltd.

By: /s/ Gonzalo Maria Avendano
Name: Gonzalo Maria Avendano
Title: Director

Saratoga Asset Management S.A.

By: /s/ Gonzalo Maria Avendano
Name: Gonzalo Maria Avendano
Title: Authorized Signatory